Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Tesoro Corporation is publicly held and has no parent. Certain omitted subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” at the end of the year ended December 31, 2016.

Name of Subsidiary	Incorporated or Organized under Laws of
Tesoro Refining & Marketing Company LLC	Delaware
Tesoro Companies, Inc.	Delaware
Tesoro Alaska Company LLC	Delaware
Tesoro Logistics GP, LLC	Delaware
Tesoro High Plains Pipeline Company LLC	Delaware
Tesoro Logistics Operations LLC	Delaware
Tesoro Logistics LP	Delaware